Via Facsimile
Mail Stop 6010

August 12, 2006

Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, Illinois 60604

Re: **CNA Financial Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-05823

Dear Mr. Mense:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief